Mail Stop 4561

March 6, 2009

VIA USMAIL and FAX (212) 810 - 8765

Mr. James J. Lillis
Chief Financial Officer
Anthracite Capital, Inc.
40 East 52nd Street
New York, New York 10022

>   **Re: Anthracite Capital, Inc.**
>   **Form 10-K for the year ended 12/31/2007**
>   **Filed on 3/12/2008**
>   **File No. 001-13937**

Dear Mr. James J. Lillis:

  We have reviewed your response letter dated March 3, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Margin and Net Interest Spread from the Portfolio, page 58

1. We have reviewed the proposed disclosure in response to comment 1 and note the references that your non-GAAP measures better reflect the Company's economic exposure and are a better indicator of the Company's financial performance. Please revise your disclosure to remove language implying the non-GAAP presentation is a better indicator than amounts calculated under generally accepted accounting principles. In addition, please expand your disclosure to clarify how these measures reflect your "true economic exposure" and explain the usefulness of a measure that excludes recurring items.   Reference is made to Question 8 of the Commission's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Financial Statements and Notes

Note 6 – Commercial Mortgage Loans, page 100

2.   In your response to comment 2 it appears that you have applied certain aspects of SFAS 5 but at the individual loan level. Although we note your representation that each loan has unique characteristics, we remain unclear how only applying an individual approach allows you to assess potential risks in your overall portfolio. In circumstances where there are no losses that can be identified to one or more specific loans, this methodology does not appear to address the need for a general reserve. Please advise. Reference is made to Question 10 in EITF D-80.

3.   We also note in your NT 10-K that you are still performing a detailed credit analysis of your loan portfolio. Please advise if you are applying the same methodology used for the fiscal year ended 12/31/07 and the quarterly periods in fiscal year 2008. If not, please highlight for us any differences.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551–3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief